Via Facsimile and U.S. Mail
Mail Stop 6010

January 8, 2008

Mr. Joseph S. De Vita
Senior Vice President, Chief Financial Officer
  and Assistant Secretary
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, Washington   98121

Re: SeaBright Insurance Holdings, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 16, 2007
        File No. 000-51124

Dear Mr. De Vita:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief